[redacted]

12013141

SEC
Mail Processing
Section

FEB 29 2012

Washington, DC
125

SECURITIES A[...] COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 16566

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: A.R. Schmeidler & Co., Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

500 Fifth Avenue
(No. and Street)

New York (City) New York (State) 10110 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Peter G. Kandel, Jr. (212) 687-9800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Crowe Horwath LLP
(Name – *if individual, state last, first, middle name*)

488 Madison Avenue, 3rd Floor (Address) New York (City) New York (State) 10022 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 29 2012
REGISTRATIONS BRANCH
02

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Peter G. Kandel, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of A. R. Schmeidler & Co., Inc., as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

STATE OF NEW YORK
COUNTY OF NEW YORK

Peter G Kandel Jr
Signature

CFO and FinOp
Title

Elizabeth M Ciorciari 02/27/12
Notary Public

ELIZABETH M CIORCIARI
Notary Public - State of New York
NO. 01CI6077508
Qualified in Kings County
My Commission Expires July 15, 2014

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A.R. Schmeidler & Co., Inc.
(a wholly-owned subsidiary of Hudson Valley Bank)
(SEC I.D. No. 8-16566)

STATEMENTS OF FINANCIAL CONDITION AS OF DECEMBER 31, 2011 AND 2010 AND INDEPENDENT AUDITORS' REPORT

* * * * * * *

This report is filed pursuant to
Rule 17a-5(e)(3) under the Securities Exchange
Act of 1934, as a Public Document

A.R. SCHMEIDLER & CO., INC.
(A wholly owned-subsidiary of Hudson Valley Bank)
New York, New York

FINANCIAL STATEMENTS
December 31, 2011 and 2010

CONTENTS

Crowe Horwath.

Crowe Horwath LLP
Independent Member Crowe Horwath International

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Stockholder of
A.R. Schmeidler & Co., Inc.
New York, New York

We have audited the accompanying statements of financial condition of A.R. Schmeidler & Co., Inc. as of December 31, 2011 and 2010. These statements of financial condition are the responsibility of the Company's management. Our responsibility is to express an opinion on these statements of financial condition based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statements of financial condition are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audits of the statements of financial condition provide a reasonable basis for our opinion.

In our opinion, the statements of financial condition referred to above present fairly, in all material respects, the financial condition of A.R. Schmeidler & Co., Inc. at December 31, 2011 and 2010, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 7 to the statements of financial condition, the Securities and Exchange Commission is currently conducting an investigation of the Company relating to its compliance with certain regulatory provisions of the Investment Advisers Act of 1940. The Company is in discussions with the staff of the Securities and Exchange Commission to settle this matter; however, the ultimate outcome of the investigation could materially differ from the accrual that has been made in the accompanying statements of financial condition.

Crowe Horwath LLP

Crowe Horwath LLP

New York, New York
February 28, 2012

A.R. SCHMEIDLER & CO., INC.
(A wholly-owned subsidiary of Hudson Valley Bank)
STATEMENTS OF FINANCIAL CONDITION
December 31, 2011 and 2010

	2011	2010
ASSETS		
Cash	$ 14,314,013	$ 12,247,847
Receivable from broker	315,386	117,681
Deposit with clearing brokers	100,000	100,000
Advisory fees receivable	144,727	106,967
Securities owned at fair value	397,673	201,480
Property and equipment, at cost, net of accumulated depreciation $665,813 and $597,563	152,843	221,093
Leasehold improvements, at cost, net of accumulated amortization $624,035 and $490,244	713,883	847,674
Goodwill	22,473,262	22,473,262
Other intangibles	1,092,500	1,337,786
Income taxes receivable	333,757	218,829
Other assets	161,595	210,051
Total assets	$ 40,199,639	$ 38,082,670
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Accounts payable and accrued expenses	$ 1,854,037	$ 672,081
Deferred taxes payable, net	2,431,494	2,164,138
Income taxes payable	-	73,786
Total liabilities	4,285,531	2,910,005
Stockholder's equity		
Common stock, $0.01 par value – authorized, 100,000 shares; issued and outstanding, 20,000 shares	200	200
Additional paid-in-capital	25,602,101	25,602,101
Retained earnings	10,311,807	9,570,364
Total stockholder's equity	35,914,108	35,172,665
Total liabilities and stockholder's equity	$ 40,199,639	$ 38,082,670

See accompanying notes to statements of financial condition.

NOTE 1 – ORGANIZATION

A. R. Schmeidler & Co., Inc. (the "Company") was incorporated in New York State in 1971 and is a broker-dealer registered with the U.S. Securities and Exchange Commission. Its principal source of income is derived from investment advisory fees.

On October 1, 2004, the stock of the Company was acquired by Hudson Valley Bank (the "Parent") for an initial cost of $7,321,340. The purchase price in excess of fair value of tangible net assets acquired was allocated to goodwill and other intangibles. In accordance with the terms of the purchase agreement, the Parent made additional performance-based payments over the five years subsequent to the acquisition. These additional payments were accounted for as additional purchase price, which increased the recorded goodwill.

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES

The following is a summary of significant accounting policies followed by the Company in the preparation of its financial statements:

Use of Estimates: To prepare financial statements in conformity with U.S. generally accepted accounting principles, management makes estimates and assumptions based on available information. These estimates and assumptions affect the amounts reported in the statements of financial condition and the disclosures provided, and actual results could differ. The accrual for loss contingencies discussed in Note 7 is particularly subject to change.

Securities Transactions: The Company records all of its transactions on an accrual basis for reporting purposes; security purchases and sales are reported as of the trade date and dividend income on the ex-dividend date.

Security Valuation: Marketable securities primarily consist of investments in mutual funds and are valued at fair value based upon the quoted market price for each security with changes in fair value included in earnings.

Property, Equipment, and Leasehold Improvements: Depreciation is provided by the straight-line method over the estimated useful lives of three to seven (3-7) years. Leasehold improvements are amortized over the life of the lease, or the useful life of the improvement, whichever is less.

Goodwill and Other Intangible Assets: Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but tested for impairment at least annually. The Company has selected December 31 as the date to perform the annual impairment test. Intangible assets with definite useful lives are amortized over their estimated useful lives to their estimated residual values. Goodwill is the only intangible asset with an indefinite life on the statement of financial condition.

Income Taxes: The Company is included in the consolidated federal return of its Parent. For financial reporting purposes, the Company determines its federal income tax provision on a separate company basis in accordance with an informal tax sharing agreement with the Parent. The Company files separate New York State and City tax returns.

(Continued)

NOTE 2 – SIGNIFICANT ACCOUNTING POLICIES (Continued)

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to difference between the financial statement carrying amount of assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

A tax position is recognized as a benefit only if it is "more likely than not" that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the "more likely than no" test, no tax benefit is recorded.

Loss Contingencies: Loss contingencies, including claims and legal actions arising in the ordinary course of business, are recorded as liabilities when the likelihood of loss is probable and an amount or range of loss, including management's estimate of associated legal costs, can be reasonably estimated.

NOTE 3 – FAIR VALUE OF FINANCIAL INSTRUMENTS

Fair value is the exchange price that would be received for an asset or paid to transfer a liability (exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. There are three levels of inputs that may be used to measure fair values:

Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

Level 2: Significant other observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities, quoted prices in markets that are not active, and other inputs that are observable or can be corroborated by observable market data.

Level 3: Significant, unobservable inputs that reflect a company's own assumptions about the assumptions that market participants would use in pricing an asset or liability.

The following is a description of the Company's valuation methodologies used to measure and disclose the fair values of its financial assets and liabilities on a recurring or nonrecurring basis:

Securities Owned at Fair Value

Securities owned consist of investments in mutual funds and the fair values are determined by quoted market prices on national exchanges (Level 1).

(Continued)

NOTE 3 – FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

Assets and Liabilities Measured on a Recurring Basis

Assets and liabilities measured at fair value on a recurring basis are summarized below:

	Fair Value Measurements At December 31, Using		
	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
2011			
Assets:			
Securities owned – Mutual funds	$ 397,673	$ -	$ -
2010			
Assets:			
Securities owned – Mutual funds	$ 201,480	$ -	$ -

NOTE 4 – FIXED ASSETS

The major classes of fixed assets were as follows for the years ended December 31:

	Cost	Accumulated Depreciation & Amortization	Net of Accumulated Depreciation & Amortization
2011			
Leasehold improvements	$ 1,337,918	$ 624,035	$ 713,883
Furniture and equipment	601,061	448,218	152,843
Computer software	217,595	217,595	-
Total fixed assets	$ 2,156,574	$ 1,289,848	$ 866,726
2010			
Leasehold improvements	$ 1,337,918	$ 490,244	$ 847,674
Furniture and equipment	601,061	379,968	221,093
Computer software	217,595	217,595	-
Total fixed assets	$ 2,156,574	$ 1,087,807	$ 1,068,767

(Continued)

NOTE 5 – GOODWILL AND OTHER INTANGIBLES

In connection with the acquisition of the Company by its Parent in 2004, the Company recorded goodwill, which increased as the result of additional performance-based payments over the five-year period subsequent to the acquisition. The Company also recorded customer relationship and non-compete agreement intangible assets, which have amortization periods of 13 and 7 years, respectively.

The components of intangible assets are as follows as of December 31:

	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
2011			
Customer list	$ 2,470,000	$ 1,377,500	$ 1,092,500
Non-compete agreement	516,000	516,000	-
	$ 2,986,000	$ 1,893,500	$ 1,092,500
2010			
Customer list	$ 2,470,000	$ 1,187,500	$ 1,282,500
Non-compete agreement	516,000	460,714	55,286
	$ 2,986,000	$ 1,648,214	$ 1,337,786

NOTE 6 – INCOME TAXES

Year-end deferred tax assets and liabilities are due to the following:

	2011	2010
Deferred tax assets	$ 770,872	$ 286,840
Deferred tax liabilities	(3,202,366)	(2,450,978)
Net deferred tax asset (liability)	$ (2,431,494)	$ (2,164,138)

Deferred tax assets and liabilities relate primarily to tax-deductible goodwill, the amortization of identified intangibles, lease payments and contingent liabilities.

No interest or penalties were recorded in the statements of income for the years ended December 31, 2011 or 2010, nor were any amounts accrued for interest or penalties at December 31, 2011 or 2010.

The Company is subject to U.S. federal income tax as well as income tax of the state and city of New York. The Company is no longer subject to examination by taxing authorities for years before 2008.

(Continued)

NOTE 7 – COMMITMENTS AND CONTINGENCIES

Lease Commitments

The Company leases its main office under an operating lease. Future minimum rental commitments on a cash basis are payable for the years ended December 31, as follows:

2012	$ 592,232
2013	607,038
2014	622,214
2015	637,769
2016	653,713
Thereafter	277,456

The minimum lease payments are subject to escalation payments and may be increased for the Company's proportional share of tax increases against the land or building. The Company has a security deposit in the amount of $125,000 for the leased office space.

Loss Contingencies

The Securities and Exchange Commission (the "SEC") is currently conducting an investigation of the Company relating to its compliance with certain regulatory provisions of the Investment Advisers Act of 1940. The investigation resulted from a routine examination of the Company's investment advisory business and relates to the Company's brokerage practices and policies and disclosure about such practices. The Company is in discussions with the staff of the SEC to settle this matter and has made accruals for such resolution as of December 31, 2011. At this stage in the investigation, it is reasonably possible the outcome could differ from the accrual that has been made. Management is unable to reasonably estimate the range of possible additional loss, if any, at this time, which could be material.

NOTE 8 – CLIENT MANAGEMENT

The Company does not retain clients' cash and securities. All client transactions are cleared through another broker-dealer on a fully disclosed basis. However, if clients' checks or securities are received, the Company's personnel immediately deliver these checks and securities to the clearing broker. In the normal course of business, and under standard contract terms included in the correspondent agreement with the clearing broker-dealer, the Company has agreed to indemnify the clearing broker-dealer from damages or losses resulting from client transactions. Based on historical experience, the Company believes that it is unlikely it will have to make payments under this indemnity. Accordingly, the Company has not recorded any liability in the financial statements for this indemnity.

NOTE 9 – PROFIT SHARING PLAN

The Company has a profit sharing plan covering substantially all full-time employees.

(Continued)

NOTE 10 – CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various investment securities transactions with counterparties which are primarily broker-dealers and banks. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

As of December 31, 2011 and 2010, the Company had concentrations of credit risk with depository institutions in the form of bank accounts and clearing deposits. Amounts due from depository institutions at year end were as follows:

	2011	2010
Due from depository institutions:		
Hudson Valley Bank (Parent)	$ 9,600,000	$ 8,700,000
JP Morgan Chase Bank, N.A.	4,713,763	3,547,597
Pershing LLC	415,386	206,704

NOTE 11 – RELATED PARTY TRANSACTIONS

As of December 31, 2011 and 2010, the Company had cash on deposit of $9,600,000 and $8,700,000, outstanding payables for referral fees of $64,631 and $82,136, overhead payable of $22,000 and $22,000, and taxes receivable (payable) of $61,261 and $(56,311) with the Parent.

NOTE 13 – NET CAPITAL REQUIREMENT

Pursuant to Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain minimum "net capital" amount, as defined under such rule.

As of December 31, 2011 and 2010, the Company's net capital was computed to be $1,733,338 and $1,552,723, exceeding its minimum requirements of $123,603 and $100,000 by $1,609,735 and $1,452,723. The ratio of aggregate indebtedness to the net capital was 1.15 to 1 and 0.48 to 1 at December 31, 2011 and 2010.

The Company is exempt from the provisions of Securities Exchange Act Rule 15c3-3 relating to the maintenance of customer reserve accounts and possession or control of customer securities pursuant to paragraph (k)(2)(i), since the Company does not hold funds or securities of customers.